(1) Organization

Rothschild Inc. (the Company) is a wholly-owned subsidiary of Rothschild North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and equity advisory.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $117,878,700 and money market funds of $44,072,500. All of the Company's cash and cash equivalents are held at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned, at Fair Value

Securities transactions are recorded on a trade date basis and are carried at fair value. Accounting Standards Codification Topic 820 (ASC 820), Fair Value Measurements, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's financial statements.

(d) Advisory Fees

As of March 31, 2017, advisory fees receivable, net, includes $13,661,800 of accrued fees and $956,700 of unbilled expenses, net. Receivables are shown net of an allowance for doubtful accounts of $378,500.

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. Income tax expense consists of income taxes that are currently payable (receivable) and deferred income taxes. Most of the current tax expense is either remitted to or received from the Parent. For the year ended March 31, 2017, the Company recorded $3,911,500 of a current tax payable within receivables from related parties in the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be

(Continued)

made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) Recent Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*. The ASU pushed the effective date for public business entities out one year to periods beginning after December 15, 2017.

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities* which could significantly change the income statement impact of equity investments and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The ASU is effective for public business entities for annual periods in fiscal years beginning after December 15, 2017.

In February 2016, the FASB issued ASU 2016-02, *Leases*, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities – in some cases very significantly. ASU 2016-02 is effective for public business entities for annual periods beginning after December 15, 2018.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019.

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity money market account and securities owned, and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements)

and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

		2017			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Cash and cash equivalents	$	44,072,500	-	-	44,072,500
Securities owned, at fair value					
Equity securities		2,596,200	12,700	-	2,608,900
Total assets at fair value	$	46,668,700	12,700	-	46,681,400

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2017.

The following table represents the Company's fair value hierarchy for those financial assets and liabilities not carried at fair value as of March 31, 2017. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

		2017			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets:					
Cash and cash equivalents	$	117,878,700	-	-	117,878,700
Advisory fees receivable, net		-	37,954,800	-	37,954,800
Receivables from related parties		-	27,118,900	-	27,118,900
Total assets at fair value	$	117,878,700	65,073,700	-	182,952,400
Liabilities:					
Payable to related parties	$	-	4,935,500	-	4,935,500
Taxes payable		-	242,700	-	242,700
Accounts payable and accrued expenses		-	147,930,800	-	147,930,800
Total liabilities at fair value	$	-	153,109,000	-	153,109,000

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:		
Deferred compensation	$	19,250,600
Accrued compensation		4,416,700
Pension obligations		810,300
Depreciation and amortization, net		209,500
Allowance for doubtful accounts		143,500
Deferred rent		141,300
Unrealized gain or loss on investment		53,300
Other		960,300
Net deferred tax asset	$	25,985,500

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income and taxable income in carryback years.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At

March 31, 2017, accounts payable and accrued expenses include gross unrecognized tax benefits of $234,800.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at March 31, 2017 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2011 (fiscal 2012) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2013 (fiscal 2014) to present are open to examination by New York State tax authorities. Tax years for 2013 (fiscal 2014) to present are open to examination by New York City tax authorities

(5) Rothschild & Co Equity Scheme

During the year ended March 31, 2014, Rothschild & Co (the ultimate Parent of the Company, formerly Paris Orleans SCA) established the "2013 Rothschild & Co Equity Scheme" ("Equity Scheme") to promote the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to the participants in conjunction with a participant's investment in R&Co shares. Certain members of senior management of the Company were required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participant's deferred compensation (previously granted). Upon vesting, the Company will deliver the R&Co shares to participants. During the year, all participants elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of R&Co stock was $2,146,100 or 90,000 shares during the year ended March 31, 2014. Additionally, for the year ended March 31, 2017, shares were awarded to one employee as a part of the R&Co Non-Cash Instrument (NCI) deferred compensation plan. The total amount of deferred compensation contributed toward the purchase of R&Co stock was $6,955 or 288 shares during the year ended March 31, 2017. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

Investments made by participants in R&Co shares vest at the end of four years. The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, Compensation – Stock Compensation. During the year ended March 31, 2017, the Company recorded compensation expense of $677,400 and a corresponding credit to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased 90,000 shares of R&Co stock in October 2013 and 288 shares in June 2016. The fair value of these investments was $2,596,200 as of March 31, 2017 and is included in securities owned, at fair value on the statement of financial condition.

For each R&Co share investment made by participants, R&Co granted four R&Co stock options with different strike prices. The options vest over three, four, five, and six years, respectively. Upon vesting,

R&Co will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the R&Co options issued during the year ended March 31, 2014 was $479,200. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended March 31, 2017, the Company recorded $95,600 to additional paid-in-capital relating to the vesting of these options.

As of March 31, 2017, the Company's unrecognized compensation expense associated with the Equity Scheme was $202,800.

(6) Employee Profit Sharing Plan

The Company has a funded profit sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended March 31, 2017.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715 30, Defined Benefit Plans – Pension (formerly known as APB 12 and FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans), covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $2,137,100 related to this benefit is reported in accounts payable and accrued expenses on the statement of financial condition as of March 31, 2017, based on a discount rate of 2.97%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at March 31, 2017 was $50,856,900, associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $76,704,900, related to current year bonuses that were not subject to deferral and will be substantially paid in June 2017. The total deferred compensation disbursements for the fiscal year ended March 31, 2017 was $17,851,400. As of March 31, 2017, voluntary and mandatory deferred compensation plan benefits expected to be paid are as follows: $19,697,200 for the remainder of calendar 2017, $26,445,400 in calendar 2018 and $21,356,700 in calendar 2019.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the fiscal year ended March 31, 2017, the interest rates for mandatory deferred compensation were 0.63% from April 1, 2016 through June 30, 2016, 0.65% from July 1, 2016 through September 30, 2016, 0.86% from October 1, 2016 through December 31, 2016 and 1.00% from January 1, 2017 through March 31, 2017.

One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expense associated with mandatory deferrals as of March 31, 2017 was $31,391,100.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary and annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2017, the interest rate for this plan was 0.62% from April 1, 2016 through December 31, 2016 and 0.81% from January 1, 2017 through March 31, 2017. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees. Included in accounts payable and accrued expenses on the statement of financial condition is $1,100,200 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

Operating expenses are payable to or receivable from related parties for services rendered on behalf of or by the Company.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and consulting arrangements.

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility.

The Company leases additional facilities in Washington D.C., Houston, Texas and Los Angeles, California. In September 2016, the company leased a fourth facility in Chicago, Illinois. The minimum annual cash base rentals on these facilities as of March 31, 2017 are as follows:

April to December 2017	$	523,300
2018		638,500
2019		413,600
2020 and beyond		594,500
	$	2,169,900

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2017, the Company had net capital of $14,020,600, which was $13,770,600 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from April 1, 2017 through June 9, 2017, the date which the accompanying financial statements were issued. In May 2017, the Company announced the hiring of the Global Head of Technology who will lead the launch of the Company's new office in the San Francisco Bay Area, effective August 7, 2017.